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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 10-SB

              General Form for Registration of Securities of Small
                Business Issuers Under Section 12(b) or 12(g) of
                          the Securities Act of 1934.



                                QORUS.COM, INC.
                 (Name of Small Business Issuer in its Charter)



         FLORIDA                                              65-0358792
(State or Other Jurisdiction of                            (I.R.S. Employer
Incorporation or Organization)                           Identification Number)


9800 SOUTH SEPULVEDA BOULEVARD, SUITE 318, LOS ANGELES, CALIFORNIA     90045
(Address of Principal Executive Offices)                             (Zip Code)


                                 (310) 258-8450
                          (Issuer's Telephone Number)



Securities to be registered under Section 12(b) of the Act:

                                      NONE

Securities to be registered under Section 12(g) of the Act:

                         COMMON STOCK, $.001 PAR VALUE
                                (Title of Class)


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                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

                                     PART I

A Note About Forward-Looking Statements

         The statements, other than statements of historical fact, included in this registration statement are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "estimate," "anticipate," "believe," "plan," "expect," "intends" or "seek." We believe that the expectations reflected in such forward-looking statements are accurate. However, we cannot assure you that such expectations will occur. Our actual future performance could differ materially from such statements. Factors that could cause or contribute to such differences include, but are not limited to:

o   adverse economic conditions;

o   competition in the Internet telecommunications industries generally;

o the passage of legislation or court decisions adversely affecting the Internet telecommunications industries;

o   the advent of new technology; and

o our ability to develop and maintain relationships with third parties to distribute our service.

ITEM 1.  DESCRIPTION OF BUSINESS

Summary

         Qorus.com, Inc. intends to exploit the explosive worldwide growth in the information and communications industry. Qorus provides value-added Internet Protocol based communications solutions. Qorus uses a ubiquitous Internet based services platform to offer a number of solutions targeted at the convergence of the Internet and telecommunications.

         Qorus intends to consolidate and simplify voice, e-mail, paging, and fax messaging. According to a recent survey, the average worker manages 190 messages a day, including e-mail, faxes, voice mail and standard mail. In 1998, in the United States, there were over 2.8 trillion e-mail messages and over 2 trillion minutes of usage on the public phone network. In addition to desktop devices, there were 55.3 million pagers, 56 million cell phones, and 8 million personal communications services phones also in use. The simple fact is that the number of messages and mediums is growing out of control.

         Qorus' service simplifies sending and receiving messages by consolidating all inbound messages and letting the user select the most effective and suitable mode for receiving and responding to these messages. Specifically, it enables the user to send, receive, sort and filter voice



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mail, e-mail, faxes, and pages from any phone or Internet ready device in the world. In addition, it enables the user to listen to text-based messages, such as e-mail, and reply to them by voice. Advanced features will even translate voice and text from one language into another.

         In 1998, service revenue from voice-mail and e-mail was estimated at over $8 billion. Analysts estimate that by 2002 service revenue for these applications will approach $12 billion. We plan to market our services to Internet service providers and small to medium sized telecommunications carriers.

         We believe that the convergence of voice and data networks will be the most significant event to impact the information and communications industry over the next few years. We also believe that the market for services and applications based on this converged infrastructure will grow exponentially. We believe our platform will position us to participate in this growth by enabling us to offer enhanced services and applications above and beyond unified messaging. We believe the rapidly evolving e-commerce segment offers especially promising opportunities and are actively focused on developing solutions targeted at this market.

Formation History

         Qorus was originally incorporated under the laws of the State of Florida on January 23, 1991, under the name "Speak Up America Association, Inc." and changed its name to "Golf Ball World, Inc." on January 16, 1996. Golf Ball World changed its name to "Qorus.com, Inc." on May 7, 1999, in connection with its acquisition of all of the issued and outstanding capital stock of Qorus.com, Inc., a Delaware corporation. The shares of common stock of Qorus currently trade on the OTC Bulletin Board under the ticker symbol "QRUS."

         Qorus.com, Inc., the Delaware corporation, was incorporated under the laws of the State of Delaware on March 10, 1999, under the name "GOBIG, Inc." for the purpose of engaging in the telecommunications services business. GOBIG changed its name to "Qorus.com, Inc." on March 24, 1999. To avoid confusion, we will refer to Qorus.com, Inc., the Delaware corporation, as Qorus Delaware. On or about April 15, 1999, Qorus Delaware entered into certain transactions with Tornado Development, Inc. and commenced business operations.

         On or about May 19, 1999, the stockholders of Qorus.com, Inc., the Delaware corporation, entered into an Acquisition Agreement with Golf Ball World. Pursuant to the Acquisition Agreement, each of those stockholders exchanged their shares of Qorus Delaware common stock for an aggregate of 5,332,334 shares of the common stock of Golf Ball World. As a result of such exchange, Qorus Delaware became a wholly owned subsidiary of Golf Ball World and the former stockholders of Qorus Delaware acquired approximately 71.5% of the issued and outstanding shares of Qorus. As provided in the Acquisition Agreement, Golf Ball World changed its name to "Qorus.com, Inc." On or about October 5, 1999, Qorus Delaware was merged with and into Qorus.



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Business Overview

         Our strategic objective is to become a leader in enhanced communications solutions. We intend to focus on the small and home office market and rapidly obtain market penetration by developing distribution relationships.

         In a recent survey, analysts found that 50% of small businesses have access to the Internet and plan to use it for primarily e-mail and fax communications and e-commerce. We believe our basic service offering provides a simple, cost-effective solution for this market. Once Qorus establishes a presence with its basic service offering, we will market value-added trust and e-commerce solutions.

         To obtain market penetration rapidly, we intend to establish distribution relationships with organizations that provide products and services to the small and home office market. We have targeted Internet service providers, commonly called ISPs, and small and medium telecommunications carriers as our distribution partners.

         ISPs provide small and home office markets with access to the Internet. Most offer basic e-mail services. Qorus' service enhances the ISP's basic offering and provides differentiation in a commodity business. In addition, most ISPs have little or no experience in voice and voice mail systems. Our service provides them with an enhanced communication solution that does not require a large investment.

         Small and medium telecommunications carriers target the small and home office market. These carriers often offer customers voice mail as an enhanced service. Our service enhances the ISP's offering and has been shown to reduce customer churn by as much as 80%. In addition, unified messaging is expected to provide two to three times more revenue than voice mail alone because of increased usage. As Qorus penetrates the small and home office market, we intend to expand into the mass consumer and large enterprise market. Both provide opportunity and challenges.

         The mass consumer market is a large but fragmented market. Analysts expect that consumers will move to unified messaging as a means to simplify communications at home. The challenge in this market is reaching the consumer and providing convenience at a reasonable price. We will use our relationships with ISPs and advertising on the Internet to reach this segment.

         We will also market our service to the large enterprise market. This market presents the biggest challenge. These organizations are more likely to purchase customer premise equipment based solutions and manage them internally. In addition, they have significant legacy system issues and would consume significant sales and support resources.

         We intend to enter this market by targeting branch offices and parts of the organizations that travel extensively. We intend to develop relationships with systems integrators and telecommunications companies to assist with this market. We will utilize a direct sales force to market directly to our distribution partners. We will develop standard and custom service packages designed for specific markets and needs. The service offerings will be positioned to address customer needs.



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Services Platform

         Our services platform is based on software obtained through a global license from Tornado Development. The Company has made a strategic investment in Tornado Development to secure access to the technology, influence development priorities and provide corporate direction.

         The software is built on an Oracle database and has the ability to manage vast amounts of information efficiently. The key to the system, and what differentiates it from other software platforms, is that it stores all information as "objects" instead of medium specific data. Audio, text, video, or any input medium is received and transformed into a neutral object that is then identified and catalogued into the database. Each of these objects is labeled with information describing their contents. For example, the input medium might be labeled by owner, mime type, sub type, size, date, subject, from or to. With this information, the database is able to determine what to do with these objects quickly. For example, the software can save, copy, forward to others, send or schedule for future delivery. The software includes the ability to manipulate these objects based on the instruction from the database accepting whatever it receives through its input and translating it into something that is compatible with its output and sending it to its next destination.

         The software provides a robust set of features and can be accessed from multiple devices such as computer, telephone, and personal data assistants. Additional features and access devices can be quickly added because the underlying engine, Oracle database, is based on open architecture standards. We intend to add new features continually both from Tornado Development and other developers with the goal of providing the best products in the marketplace.

Services and Features

         We offer services on an outsourced basis to our customers. These services can be customized or branded to meet the unique needs of each customer. We believe we can offer service solutions to our customers on a timelier basis than our hardware-based competitors and offer more robust features than our service based competitors.

Unified Messaging

         Our initial service offering will be unified messaging. This service consolidates in-bound voice, e-mail, and fax messages and enables the user to receive these messages by either voice or text. One of the powerful features of this system is that it can translate voice to text and text to voice. As a result, the user can pick the medium through which they receive messages and the medium through which they send messages. For example, a user can listen to an e-mail via a mobile phone and respond by voice and have the system translate and reply in an e-mail communication.

         The range of available options will appeal to users in many walks of life. Careful customer segmentation and service packaging will be required to ensure that the right messages are being communicated and that users do not become overwhelmed with the robust set of options. To prevent



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feature overload, the system is functionality scaleable and multiple service bundles can be created to meet the needs of specific customer segments.

         Following is a brief listing of the features of the Qorus system/service. End user features include:

         o        Basic functionality: email, voicemail, paging and faxing

         o        Single account for all services

         o "Personal portal" approach for all message and account management

         o        Voice to text and text to voice translation

         o        Scheduled/event triggered forwarding

         o        Alert and notification of messaging events

         o        Low cost

         o        Flexible/highly user configurable

         Operational features of the system include:

         o        Low cost of deployment

         o        Highly scalable system

         o        Scalable functionality

         o        Efficient registration process

         o        Least cost fax routing

         o        Neutral object storage (i.e. not voice or data centric)

         o        Remote configuration and management (efficient operation)

         o        Integrated billing (efficient operation)

         We will also offer enhanced services to our basic unified messaging offering. Initial enhanced services will include secure message delivery and trust services. These features include:

         o        Encrypted delivery

         o        Delivery certification (confirmed)

         o        Postmarking

         o        Tracking/audit trail

         o        Sender confidentiality

         o        Transaction archiving

         o        High reliability mass/multi-medium delivery

Enhanced Business Services

         Our plan is to leverage the messaging platform by providing e-commerce communications solutions. We are in the process of designing messaging and verification solutions for companies that are implementing "paperless" or electronic services. For example, we are currently working on providing an e-ticket solution for a major U.S. based airline. In this case, the airline is seeking to



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reduce its cost of delivering e-ticket information while building its affinity frequent flyer program. Our solution accomplishes both and is expected to be implemented by the end of the year.

         Over the next two years we intend to add to our suite of services in the following areas:

         o User Conveniences (calendaring, event notification, "follow-me phone")

         o        Personal Time Management

         o Language and Linguistics Communication (multiple language translation of e-mail, voice mail, fax, and page at object level; voice activated commands)

         o Business Services (digital identity, notary services, certified mail, archiving, safety deposit box, control and distribution of valued content, whiteboard collaboration, conferencing, e-mail conference rooms)

         We are also in the process of identifying additional e-commerce messaging solutions. We are also investigating joint ventures and strategic partnerships to expand our potential customer base and expand our service solutions.

Competition

         The industry is new and rapidly evolving. We expect competition to intensify as the market grows. There are three segments in the market, those that offer customer premise equipment based solutions, software based solutions and outsource providers.

         The customer premise equipment based solutions providers are the large telecommunications equipment vendors such as Lucent and Nortel and the large communications carriers such as AT&T and MCI/WorldCom. The target market for these competitors is large enterprises where they already provide products and services. The challenge in this market is integration of the customer premise equipment solution with legacy systems, both voice and data.

         There are several new competitors that offer software based service solutions. Most of these are relatively small and are focused on selling software licenses to large enterprises. Some of the competitors in this segment include iPost, Orchestrate, General Magic Portico, UPA, Wildfire, and Jfax. These competitors face the same challenges of dealing with the large enterprise market integration and sales and support requirements.

         Recently, several new competitors have entered the outsource service market. These include Linx Communications and Call Sciences. They tend to be regionally focused and are competing directly with the ISPs and the telecommunications carriers. These competitors lack distribution and rely exclusively on Internet search engines to market their offerings.

         We believe Qorus has several advantages over our competition. Our solution is an Internet based solution that offers more features and supports more communication mediums than any one competitor. Some competitors offer Internet based solutions, but none of these systems is Java based, and therefore not independent of the user's type of computer and software. We are committed to



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maintaining a technical advantage over our competitors. We have chosen this platform as the basis of our service offerings because of our strong belief of the proliferation of the Internet and the convergence of voice, video, and data to this medium.

         Most of our competitors are targeting large organizations and selling customer premise equipment solutions or licensing software. We believe that this market will be slow to adopt enhanced messaging services. Most of the companies in this market are working on Y2K initiatives or upgrading legacy systems to new technology. Buyers in these organizations include the information technology and communications departments, two groups that are difficult to coordinate. They require significant sales and support resources to service long sales lead times. Our target market is more likely to use an Internet based solution and plan to use it in the near future. In addition, smaller organizations do not have the legacy system problem and are willing to outsource a non-revenue producing activity of their business.

         We recognize that rapidly building market share is critical to the success of Qorus. Most of our competitors are relying on an internal sales force or direct marketing through the Internet for its distribution. We believe we can offer significant value to our distribution partners. Our solution is a complete outsource solution that enables our partners to differentiate themselves in the market place and leverage their customer base without investment or service risk.

Industry

         The communications industry is undergoing significant change and rapid growth. This is being fueled by four key elements:

         o Deregulation and the introduction of competition on a global basis

         o Rapid advancement of computer and communications technology that is increasing speed, capacity, and quality

         o The emergence of the Internet as a significant communications medium

         o A deflationary environment that has reduced cost and stimulated demand

         In this industry, the Internet is the fastest growing segment. Analysts expect the number of web users to grow from 69 million in 1997 to over 300 million by the year 2002. The cornerstone of activity of these users is e-mail. By year 2000, mailboxes are expected to grow to over 200 million and e-mail messages in the U.S. are expected to grow to over 5 trillion.

         In addition to e-mail, the Internet is starting to attract fax and voice traffic. For example, Internet telephony represented about $2 billion of revenue in 1998. Analysts expect that by the year 2002, Internet telephony revenue will exceed $25 billion. Fax traffic is growing even faster. The Internet is attracting so much traffic; some analysts are estimating that by the year 2003 90% of the global bandwidth will be consumed by Internet traffic.

         The Internet is rapidly maturing into a global communications medium. It is evolving from passive publishing to an interactive communications and applications environment. It will continue to play an increasingly important role in electronic commerce, become the dominant source of



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information, and we believe it will be the medium of choice for converged voice, data, and video communications.

Year 2000 Compliance

         Many currently installed computer systems and software products are unable to distinguish between twentieth century dates and twenty-first century dates. As a result, many companies' software and computer systems may need to be upgraded or replaced to comply with these "Year 2000" requirements. Qorus' business is dependent upon on the operation of numerous systems that could potentially be impacted by Year 2000 related problems.

         The third-party vendor upon which we materially rely is Tornado Development, which provides the software on which our services platform is based. Tornado Development has responded to our inquiries into its Year 2000 readiness. Tornado Development has warranted to Qorus that the unified messaging and related software provided by Tornado Development is Year 2000 compliant. In addition, we plan to seek verification from other key vendors, distributors and suppliers that they are Year 2000 compliant or, if they are not presently compliant, to provide a description of their plans to become compliant. To the extent that vendors fail to provide certification that they are Year 2000 complaint by October 1999, we will seek to terminate and replace these relationships with those who are Year 2000 compliant. Until our vendors, distributors and suppliers have provided verification of their compliance, we will not be able to completely evaluate whether our systems will need to be revised or replaced.

         Qorus is also conducting an internal assessment of all material information technology and non-information technology systems at our headquarters for Year 2000 compliance. Our internal assessment involves the analysis of both mission critical and non-critical systems. The assessment of all mission critical systems is complete and we believe all such systems are Year 2000 compliant. Non-critical systems are still being assessed and have a final confirmation date of October 31, 1999. However, due to the complex nature of our services and the fact that our systems are interconnected with other carriers and suppliers, both domestic and international, Qorus is unable to guarantee Year 2000 compliance or provide Year 2000 warranties.

         To date, we have not incurred and do not expect to incur any material costs in identifying or evaluating Year 2000 compliance issues. Most of our expenses have related to, and are expected to continue to relate to, the upgrades or replacements, when necessary, of software or hardware, as well as costs associated with time spent by employees in the evaluation process and Year 2000 compliance matters generally. These expenses are not expected to be material to our financial position or results of operation. These expenses, however, if higher than anticipated, could have a material and adverse effect on our business, results of operations and financial condition.

         Based upon the Year 2000 disclosure statements that we have received from Tornado Development there can be no assurance that we will not discover Year 2000 compliance problems in our systems that will require substantial revisions or replacements. In the event that the operational facilities are not Year 2000 compliant, we may be unable to deliver services to our customers. In addition, there can be no assurance that third-party software, hardware or services incorporated into our material systems, especially of those vendors that have indicated that they cannot assure Year 2000



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compliance, will not need to be revised or replaced, which could be time-consuming and expensive. Our inability to fix or replace third-party software, hardware or services on a timely basis could result in lost revenues, increased operating costs and other business interruptions, any of which could have a material adverse effect on our business, results of operations and financial condition. Moreover, the failure to address Year 2000 compliance issues in our software, hardware or systems adequately could result in claims of mismanagement, misrepresentation or breach of contract and related litigation, which could be costly and time-consuming to defend.

         In addition, there can be no assurance that governmental agencies, utility companies, Internet access companies and others outside our control will be Year 2000 compliant. The failure by these entities to be Year 2000 compliant could result in a systemic failure beyond our control, including, for example, a prolonged Internet, telecommunications or electrical failure, which could also prevent us from delivering our services to our users, decrease the use of the Internet or prevent users from accessing our services, any of which would have a material adverse effect on our business, results of operations and financial condition.

         Currently, we do not have a contingency plan to deal with the worst case scenario that might occur if technologies on which we depend are not Year 2000 compliant and fail to operate effectively after the Year 2000. The results of our Year 2000 compliance evaluation and the responses received from distributors, suppliers and other third parties with which we conduct business, especially of those vendors that have indicated that they cannot assure Year 2000 compliance, will be taken into account in determining the need for and nature and extent of any contingency plans.

         If our present efforts to address the Year 2000 compliance issues discussed above are not successful, or if distributors, suppliers and other third parties with which we conduct business do not successfully address such issues, our users could seek alternate suppliers of our products and services. Any material Year 2000 problem could require us to incur significant unanticipated expenses to remedy and could divert our management's time and attention, either of which could have a material adverse effect on our business, operating results and financial condition.

Government Regulation

         There are presently few laws and regulations that apply specifically to access to, or commerce on, the Internet. Due to the increasing popularity and use of the Internet, however, it is possible that laws and regulations with respect to the Internet may be adopted at federal, state, provincial and even local levels, covering issues such as user privacy, freedom of expression, pricing, characteristics and quality of products and services, taxation, advertising, intellectual property rights, information security and the convergence of traditional telecommunications services with Internet communications. Such future regulations may have a material adverse effect on Qorus and its business.


         Although sections of the U.S. Communications Decency Act of 1996 that, among other things, proposed to impose criminal penalties on anyone distributing "indecent" material to minors over the Internet were held to be unconstitutional by the U.S. Supreme Court, similar laws may be proposed, adopted and upheld in the U.S. or other jurisdiction. The nature of future legislation and the manner in which it may be interpreted and enforced cannot be fully determined and, therefore, legislation similar to the Communications Decency Act could subject Qorus or its customers to potential liability, which in turn could have a material adverse effect on our business, results of operations and financial condition.

         The adoption of any such laws or regulations might decrease the growth of the Internet, which in turn could decrease the demand for the services of Qorus or increase the cost of doing business or in some other manner have a material adverse effect on our business, results of operations and financial condition.

         In addition, applicability to the Internet of existing laws governing issues such as property ownership, copyright and other intellectual property issues, taxation, libel, obscenity and personal privacy is uncertain. The vast majority of such laws were adopted prior to the advent of the Internet and related technologies and, as a result, do not contemplate or address the unique issues of the Internet and related technologies. Changes to such laws intended to address these issues could create uncertainty in the marketplace that could reduce demand for the services of Qorus or increase the cost of doing business as a result of costs of litigation or increased service delivery costs, or could in some other manner have a material adverse effect on our business, results of operations and financial condition.

         Qorus is not currently subject to direct regulation by the Federal Communications Commission or any other governmental agency, other than regulations applicable to businesses in general. However, in the future, we may become subject to regulation by the FCC or another regulatory agency. Our business could suffer depending on the extent to which our activities are regulated or proposed to be regulated.

         Qorus collects sales and other taxes in the states and countries in which we have offices and are required by law to do so. One or more jurisdictions have sought to impose sales or other tax obligations on companies that engage in online commerce within their jurisdictions. A successful assertion by one or more jurisdictions that we should collect sales or other taxes on our products and services, or remit payment of sales or other taxes for prior periods, could have an adverse effect on our business. It is possible that U.S. states may impose taxes on Internet based commerce after October 21, 2001 after the moratorium on such taxes imposed by the Internet Freedom Act expires. The materiality of such taxes on our results of operations cannot be estimated at this time.

         The growth of the Internet, coupled with publicity regarding Internet fraud, may lead to the enactment of more stringent consumer protection laws. If Qorus becomes subject to claims that we have violated any laws, even if we successfully defend against these claims, our business could suffer. Moreover, new laws that impose restrictions on our ability to follow current business practices or increase our costs of doing business could hurt our business.

Employees

         As of September 30, 1999, we employed nine people, two of whom are engaged in marketing and sales, four in research and development, and three in management and administration. Our employees are not represented by a collective bargaining unit. We consider relations with our employees to be good.




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Risk Factors

         In addition to the other information set forth elsewhere in this registration statement, you should carefully consider the following risk factors in evaluating the merits of an investment in Qorus.

WE ARE IN THE DEVELOPMENT STAGE OF OUR BUSINESS PLAN AND HAVE HAD NO EARNINGS. OUR FAILURE TO GENERATE REVENUE IN THE FUTURE WOULD MATERIALLY ADVERSELY AFFECT OUR ABILITY TO CONTINUE AS A GOING CONCERN.

         Qorus began its present business in early 1999 and, as of the date of this registration statement, has not generated significant revenue.

WE MAY NEED SUBSTANTIAL ADDITIONAL FINANCING TO CONTINUE AS A GOING CONCERN. WE HAVE NO PRESENT COMMITMENTS TO OBTAIN SUCH FINANCING.

         In addition, our failure to obtain substantial additional financing would materially adversely affect our ability to implement our business plan and to develop our services and products.

OUR UNIFIED MESSAGING SERVICE IS IN THE EARLY STAGE OF DEVELOPMENT. OUR FAILURE TO DEVELOP OUR UNIFIED MESSAGING SERVICE, OR TO DEVELOP IT IN A TIMELY MANNER, WOULD MATERIALLY ADVERSELY AFFECT OUR FUTURE RESULTS OF OPERATIONS.

         Qorus' services are designed as an electronic messaging system which affords effective and efficient communication among e-mail, fax, pager and voice mediums, via the Internet or over the phone. The market for Qorus' services is at an early stage of development, is rapidly evolving and is characterized by an increasing number and size of market entrants who have introduced or are developing competing products or services. Demand and market acceptance for recently introduced services is subject to a high level of uncertainty. There can be no assurance that unified messaging related products and services developed by others will not adversely affect our competitive position or render our services noncompetitive.

OUR BUSINESS IS DEPENDENT ON THE FUTURE SUCCESS OF THE INTERNET.

         We are dependent on the future success of the Internet and whether it continues to grow and be utilized as a communications medium. If consumers lack confidence in utilizing Internet based services, because of inadequate development of the necessary infrastructure or as a result of security issues, and the Internet does not become or continue as a viable communication medium, our business, operating results and financial condition will be materially adversely affected.

WE FACE SUBSTANTIAL COMPETITION IN THE TELECOMMUNICATIONS INDUSTRY, AND MANY OF OUR COMPETITORS ARE LARGER AND HAVE MORE RESOURCES THAN WE HAVE. OUR FAILURE TO COMPETE SUCCESSFULLY WITH EXISTING OR FUTURE COMPETITORS WOULD MATERIALLY ADVERSELY AFFECT OUR FUTURE RESULTS OF OPERATIONS.

         The market for our services is extremely competitive, subject to rapid change and characterized by constant demand for new features, new enhancements, and lower prices. Possible competitors range from small companies with limited resources to very large companies with substantially greater financial, technical, managerial, and marketing resources.



                                     - 11 -
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Competitors may be able to develop and offer products and services that are comparable or superior to those offered by Qorus or adapt more quickly than Qorus to new technologies or evolving customer requirements.




                                     - 12 -
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FUTURE REGULATION OF THE INTERNET OR E-COMMERCE BY VARIOUS GOVERNMENT
AUTHORITIES COULD ADVERSELY AFFECT OUR BUSINESS AND FINANCIAL RESULTS.


         Only a small body of laws and regulations currently apply specifically to content of, access to, or commerce on, the Internet. However, laws and regulations with respect to the Internet may be adopted by governments in any of the jurisdictions in which Qorus can sell its services and products, covering issues such as user privacy, freedom of expression, pricing, characteristics and quality of products and services, taxation, advertising, intellectual property rights, information security and the convergence of traditional telecommunications services with Internet communications. To the extent the adoption of such laws and regulations increases our costs or expenses or decreases the demand for our services and products, our business and financial results would be adversely affected.



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A SIGNIFICANT PERCENTAGE OF OUR OUTSTANDING COMMON STOCK IS CONTROLLED BY
INSIDERS. THEREFORE, CURRENT MANAGEMENT CAN CONTINUE TO GOVERN THE COMPANY AND MAY DETER A CHANGE IN CONTROL WHICH COULD BE BENEFICIAL TO OTHER STOCKHOLDERS.

         Qorus' executive officers and directors will, in the aggregate, beneficially own approximately 44.81% of Qorus' outstanding common stock. As a result, such persons, acting together, will have the ability to control most matters submitted to stockholders of Qorus for approval (including the election and removal of directors) and to control the management and affairs of Qorus. Accordingly, such concentration of ownership may have the effect of delaying, deferring or preventing a change in control of Qorus, impeding a merger, consolidation, takeover or other business combination involving Qorus or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of Qorus, which in turn could have a material adverse effect on Qorus' market value.

OUR COMMON STOCK TRADES ONLY SPORADICALLY AND HAS EXPERIENCED IN THE PAST, AND IS EXPECTED TO EXPERIENCE IN THE FUTURE, SIGNIFICANT PRICE AND VOLUME VOLATILITY, WHICH SUBSTANTIALLY INCREASES THE RISK OF LOSS TO PERSONS OWNING OUR COMMON STOCK.

         Because of the limited trading market for our common stock, and because of the possible price volatility, you may not be able to sell your shares of common stock when you desire to do so. The inability to sell your shares in a rapidly declining market may substantially increase your risk of loss because of such illiquidity and because the price for our common stock may suffer greater declines because of its price volatility.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

         The following selected consolidated financial data should be read in conjunction with the consolidated financial statements of Qorus and the related notes thereto included elsewhere in this registration statement. The consolidated statements of operations set forth below with respect to the interim six-month period ended June 30, 1999 and the years ended December 31, 1998 and 1997 are derived from the consolidated financial statements of Qorus included elsewhere in this registration statement.


                                                               June 30,        December 31,        December 31,
BALANCE SHEET DATA                                              1999               1998              1997
                                                             (Unaudited)
Cash and cash equivalents                                     $ 287,939       $         11     $       1,750
Total Assets                                                  3,918,885                 11            11,190
Accumulated deficit                                          (1,497,782)          (208,620)         (120,668)
Total shareholders' equity (deficit)                          2,607,072                 11           (11,923)



                                                                June 30,       December 31,      December 31,
STATEMENT OF OPERATIONS                                          1999             1998               1997
                                                             (Unaudited)
Revenues                                                    $         0       $         0      $      32,994
Total costs and expenses                                      1,273,429            76,458
                                                                                                      40,770
Loss from continuing operations                              (1,273,429)          (40,770)           (43,464)
Other income (expense), net                                     (15,733)               --                 --
Loss from discontinued operations                                                 (47,182)
Net Loss                                                    $(1,289,162)      $   (87,952)     $     (43,464)
Basic loss per share continuing operations                      (0.3429)          (0.0186)           (0.0201)
Basic loss per share discontinued operations                                                         (0.0231)
Total basic loss per share                                  $   (0.3429)      $   (0.0399)     $     (0.0201)

Shares used in computing loss per share                       3,759,863         2,209,108          1,840,000

         Qorus provides value-added Internet protocol based communications solutions using an ubiquitous Internet based services platform to offer a variety of solutions targeted at the convergence of the Internet and telecommunications.

         Qorus was incorporated on January 23, 1991 as "Speak Up America Association, Inc." On December 22, 1995 a shareholder contributed 100% of the common stock of Golf Balls N' Golf Balls, Inc. to the company and the company changed its name to "Golf Ball World, Inc." The company operated through December 30, 1998, at which time the company distributed 100% of the common stock of Golf Balls N' Golf Balls, Inc. to its shareholders as a dividend.

         On May 4, 1999, the company's board of directors adopted a resolution to amend the articles of incorporation and change the name of the corporation to Qorus.com, Inc. On May 19, 1999 the Company acquired 100% of the common stock of Qorus.com, Inc., a Delaware corporation, in exchange for 5,332,334 shares of the company's common stock.

         Because of the change in primary business segment, discussion and trend analysis of the discontinued operations of Qorus is not meaningful to the business going forward. Qorus had no revenues from December 31, 1997 through June 30, 1999.

         During the six months ended June 30, 1999, Qorus incurred significant expenses in developing its product, software and market. The majority of these expenses are salaries and professional fees. Interest expense of $12,500 was accrued to a related party.

         During the year ended December 31, 1998, Qorus incurred certain selling and administrative costs amounting to $40,770. The majority of these expenses are software, salaries and professional fees.

         During the year ended December 31, 1997, the company conducted operations as Golf Ball World and had revenues of $32,994. Cost of sales amounted to $28,795 resulting in a gross profit of $4,199, or approximately 13%. Selling and administrative expenses amounted to $47,663, resulting in a loss from operations of $43,464.

         Qorus will need to raise additional funds to meet its cash requirements for continuing operations in the next 12 months. We presently intend to raise funds through a private placement round of financing to be completed in late 1999 or early 2000. This private placement is intended to raise between $10,000,000 and $20,000,000, of which $3,000,000 is intended to pay off current debt, $3,000,000 will be used to buy additional products and services that will be added to the core unified messaging service, keeping the services offering ahead of customer requirements. The balance of the money raised will be used as working capital.

         Qorus intends to hire from 12 to 20 additional employees by the fourth quarter of 2000.

         We presently anticipate that approximately $845,000 will be required to meet operating capital requirements in the fourth quarter 1999 and an additional $530,000 will be required in the first quarter of 2000. We expect that funds from operations will be sufficient to cover expenses in the second, third, and fourth quarters of 2000.

         Additional funds will be used in marketing and advertising.

ITEM 3.  DESCRIPTION OF PROPERTY

         Our executive offices are located at 9800 South Sepulveda Boulevard, Suite 318, Los Angeles, California. The lease, with a non-affiliated third party, expires June 15, 2002. Monthly rental is $3,714.

         We believe that existing facilities are adequate for our needs through at least the end of 1999. Should we require additional space at that time, or earlier, we believe that such space can be secured on commercially reasonable terms and without undue operational disruption.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         We have set forth in the following table certain information regarding our common stock beneficially owned on September 30, 1999 for (i) each shareholder we know to be the beneficial owner of 5% or more of our outstanding common stock, (ii) each of our executive officers and directors, and (iii) all executive officers and directors as a group. In general, a person is deemed to be a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of such security, or the power to dispose or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which the person has the right to acquire beneficial ownership within 60 days. At September 30, 1999, 11,353,596 shares of our common stock were outstanding.


   Name and Address of          Amount of Beneficial
     Beneficial Owner                  Ownership          Percent of Class(1)
   -------------------           --------------------     -------------------
Thurston Interests LLC                 2,275,624                 20.04%
190 South LaSalle Street
Suite 1710
Chicago, IL  60606

Apex Investment Fund III               1,641,672                 14.46%
233 S. Wacker Dr.
Suite 9500
Chicago, IL  60606

Thomson Kernaghan                      1,400,000                 12.33%
365 Bay Street
Toronto, ON
M5H2V2 Canada

Spear Leeds & Kellogg                    869,019                  7.65%
120 Broadway
New York, NY  10271

Patrick J. Haynes, III                 2,757,579(2)              24.18%
190 South LaSalle St
Suite 1710
Chicago, IL  60606

George M. Middlemas                    1,697,943(3)              14.89%
233 S. Wacker Dr.
Suite 9500
Chicago, IL  60603

William G. Salatich                       69,367(4)                  *
77 Brandon  Road
Northfield, IL 60093

Robert T. Isham, Jr                      277,807(5)               2.44%
190 South LaSalle St
Suite 1710
Chicago, IL  60606

   Name and Address of          Amount of Beneficial
     Beneficial Owner                  Ownership          Percent of Class(1)
   -------------------           --------------------     -------------------
Michael D. Sohn                          416,666(6)               3.67%
9800 South Sepulveda Blvd
Los Angeles, CA  90045

Richard E. Burton                         50,000(4)                  *
9800 South Sepulveda Blvd
Los Angeles, CA  90045

Jack Woodruff                            108,333(7)                  *
9800 South Sepulveda Blvd
Los Angeles, CA  90045

John R. Kemp                              41,666(8)                  *
9800 South Sepulveda Blvd
Los Angeles, CA  90045

Neil C. Ludwig                            62,500(9)                  *
9800 South Sepulveda Blvd
Los Angeles, CA  90045

All Executive Officers and Directors   5,481,861(10)             44.81%
as a group


*Less than 1%

(1)Calculation of percentage beneficial ownership assumes the exercise by only the respective named stockholder of all options to purchase common stock held by such stockholder which are exercisable within 60 days.

(2)Includes 2,275,624 shares held of record by Thurston Interests, LLC, 13,633 shares held of record by Haynes Interests, LLC, 89,681 shares held of record by Thurston Capital, LLC, 218,388 shares held of record by Thurston Group, Inc., 105,253 shares held of record by Thurston Offshore Bridge Ltd. and 50,000 shares issuable upon the exercise of options within 60 days. As a principal of each of Thurston Interests, LLC, Haynes Interests, LLC, Thurston Capital, LLC, Thurston Group, Inc. and Thurston Offshore Bridge Ltd., Mr. Haynes shares voting and investment power with respect to, and may be deemed a beneficial owner of, the shares held by each such entity.

(3)Includes 1,641,672 shares held of record by Apex Investment Fund III and 50,000 shares issuable upon the exercise of options within 60 days. As a principal of Apex Investment Fund III, Mr. Middlemas shares voting and investment power with respect to, and may be deemed a beneficial owner of, the shares held by Apex Investment Fund III.

(4)Includes 50,000 shares issuable upon the exercise of options within 60 days.

(5)Includes 89,681 shares held of record by Thurston Capital, LLC, 105,253 shares held of record by Thurston Offshore Bridge Ltd. and 50,000 shares issuable upon the exercise of options within 60 days. As a principal of each of Thurston Capital, LLC and Thurston Offshore Bridge Ltd., Mr. Isham shares voting and investment power with respect to, and may be deemed a beneficial owner of, the shares held by each such entity.

(6)Includes 416,666 shares issuable upon the exercise of options within 60 days.

(7)Includes 108,333 shares issuable upon the exercise of options within 60 days.

(8)Includes 41,666 shares issuable upon the exercise of options within 60 days.

(9)Includes 62,500 shares issuable upon the exercise of options within 60 days.

(10)Includes 879,165 shares issuable upon the exercise of options within 60 days.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         The following table sets forth the names, positions and ages of our executive officers and directors. All of our directors serve until the next annual meeting of stockholders or until their successors are elected and qualify. Officers are elected by the board of directors and their terms of office are, except to the extent governed by employment contract, at the discretion of the board of directors. There is no family relationship between any director, executive officer or person nominated or chosen by Qorus to become a director or executive officer.


        Name                                             Age                          Position
        ----                                             ---                          --------
Patrick J. Haynes, III                                    50                   Chairman and Chairman of the
                                                                               Executive Committee

George M. Middlemas                                       53                   Director

William Salatich                                          76                   Director

Robert T. Isham, Jr.                                      47                   Director

Michael D. Sohn                                           52                   Chief Executive Officer

Richard E. Burton                                         45                   President

Jack Woodruff                                             42                   Chief Financial Officer

John R. Kemp                                              45                   Vice President, Sales and Marketing

Neil C. Ludwig                                            52                   Vice President, Operations



         Patrick J. Haynes III, Chairman and Chairman of the Executive Committee, is the co-founder and Senior Managing Director of Thurston Group, Inc., a private merchant bank in Chicago. Mr. Haynes was also the founder and President of e.spire Communications (formerly American Communications). Mr. Haynes currently serves as Chairman of Avery Communications, Inc. He was previously associated with Merrill Lynch & Company, Oppenheimer & Company and Lehman Brothers, Inc. as an investment banker.

         George M. Middlemas, Director, is a general partner of APEX Management, L.P., which is the General Partner of the venture capital funds Apex Investment Fund II, L.P. and Apex Investment Fund Limited Partnership. From March 1991 to December 1991, Mr. Middlemas acted as an independent consultant providing fund raising and other advisory services. From 1985 until March 1991, Mr. Middlemas was a senior Vice President and Principal of Inco Venture Capital

Management, a venture capital firm. He also serves on the Board of Directors of PureCycle Corporation, Security Dynamics Technologies, Inc., Tut Systems, Online Resources & Communications and several privately held companies.

         William Salatich, Director, was previously President of Gillette North America and Vice Chairman of the Gillette Company. He has served on the Board of Directors of Motorola, Eastern Enterprises, New England Merchants Bank of Boston, Digivision Corporation, Forsythe-McArthur and e.spire Communications. Mr. Salatich was the recipient of the Citation of Merit from the National Conference of Christians and Jews and is a Horatio Alger awardee.

         Robert T. Isham, Jr., Director, is a Managing Director of the Thurston Group, a private merchant bank in Chicago. From 1993 to 1996, Mr. Isham ran his own commercial law practice, concentrating on bankruptcy, workout, debtor-creditor relations and futures, commodities and securities law. Previously, he was a partner at McDermott, Will & Emery in Chicago. Mr. Isham is a Director of Avery Communications, Inc.

         Michael D. Sohn, Chief Executive Officer, joined Qorus in May 1999. Prior to joining Qorus, Mr. Sohn had been President and Chief Operating Officer of NetDox, Inc., a secure messaging and trust service company, from December 1996 to February 1999. Prior to joining NetDox, Mr. Sohn worked as an independent consultant helping technology-based companies, in medical equipment and recreational leisure goods industries, raise capital and develop their business plans. From 1990 to 1993, he was the President and Chief Executive Officer of Visual Edge, a systems developer of digital printing systems. Prior to that, Mr. Sohn was a founder and served as President of International Operations of Print Technology, a marketer of a small footprint, retail photo-development franchise from 1988 to 1990. From 1985 to 1988, Mr. Sohn was President of Eastman Communication, a Kodak company that provided value-added network products worldwide. During his career, Mr. Sohn has worked with United Technologies, and Arthur D. Little & Co., Inc.

         Richard E. Burton, President, joined Qorus in May 1999. Prior to joining Qorus, Mr. Burton had been Vice President of Sales and Marketing of Telinet Technologies, LLC, a unified messaging software developer, from October 1996 to March 1999. Prior to joining Telinet, Mr. Burton was a network services marketing executive for Xerox in Atlanta, where he was involved in developing a new line of business within the company to provide network consulting, integration, and multi-vendor services to clients. During his six years in major account sales with Novell, Mr. Burton managed accounts with such clients as Eastman Kodak, Bausch & Lomb, Xerox, Corning, Delta, Coca-Cola, NationsBank and Federal Express. The company recognized him for his outstanding leadership skills and sales performance. In addition, Mr. Burton has held senior management positions with RG Engineering in Rochester, NY and Entre Computer Center in Columbus, GA.

         Jack Woodruff, Chief Financial Officer, joined Qorus in March 1999. Prior to joining Qorus, Mr. Woodruff was a founder and Chief Financial Officer of National Data Cabling, Inc., a national provider of data cabling services for high-speed network infrastructures, from January 1998 to March 1999. From March 1992 to December 1997, Mr. Woodruff served as Corporate Controller and then Treasurer for Kinko's, Inc., an international chain of 1000 copy stores. Prior to Kinko's, Mr. Woodruff served four years at Print Technology, from 1988 to 1992, first as Director of Strategic Planning, then as Director of Finance and Director of Field Operations. From 1985 to 1988, Mr. Woodruff served as Vice President Finance at Motivational Media, a production company specializing in media events for education and business. Mr. Woodruff began his career at UCLA Center for the Health Sciences from 1980 to 1985 as Senior Administrative Analyst and then as Assistant Director.

         John R. Kemp, Vice President Sales and Marketing, joined Qorus in February 1999. From January 1995 through December 1998, Mr. Kemp had been Director-Product Manager for Cellnet Date Systems, Inc., a manufacturer and operator of wireless networks and Internet data distribution for the utilities industry. From September 1988 through October 1993, Mr. Kemp had been Director, Product Marketing for Symbol Technologies a supplier of wireless data collection systems and enterprise interfaces. During his career, Mr. Kemp has worked with Daisy Systems Corp. and Advanced Micro Devices Inc. in marketing and engineering capacities.

         Neil C. Ludwig, Vice President - Operations brings over 25 years of domestic and international experience in logistics and operations. Mr. Ludwig was previously Director of Logistics for NetDox, Inc., Vice President of Operations for Visual Edge, a developer of digital printing systems, and Vice President of International Operations for Print Technology where he was responsible for the management of a network of international distributors and international deployment of photo processing systems. Formerly, Mr. Ludwig was Vice President of Purchasing for Kerr Glass.

ITEM 6.  EXECUTIVE COMPENSATION

         No compensation was paid in 1998 to an individual serving as Qorus' chief executive officer or acting in a similar capacity.

Stock Option Plan

         In May 1999, our board of directors adopted our 1999 stock option plan as a means of attracting and retaining superior personnel for positions of substantial responsibility with Qorus and to provide directors, officers, employees and consultants with an additional incentive to contribute to the success of Qorus.

         Under the plan, we have reserved an aggregate of 2,000,000 shares of common stock for issuance pursuant to options. Our board of directors or a committee of our board of directors will administer the plan, including the selection of the persons who will be granted options under the plan, the type of options to be granted, the number of shares subject to each option and the option price.

Executive Employment Agreements

         We have entered into an employment agreement with Michael Sohn pursuant to which he is employed as the Chief Executive Officer of Qorus. The term expires on May 31, 2000. The agreement provides for a salary of $25,000 per month plus 400,000 options immediately exercisable at $1.00 per share. In addition, Mr. Sohn was granted an additional 100,000 options exercisable at $1.00 per share, which vest over a three year period. One-sixth of the total amount vests each six months.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Qorus holds a note receivable in the amount of $2,370,346 due from NetDox, Inc. The note accrues interest at 10% per annum. NetDox and Qorus are entities under the common control of the Thurston Group. On July 15, 1999, we forgave $2,100,000 of indebtedness owed to us by NetDox in partial consideration of NetDox's sale of certain assets to us.

         During the six months ended June 30, 1999, we have compensated the Thurston Group for professional services in the amount of $156,376, which related to the acquisition of funding and certain other investment activity.

         We owe $500,000 to Thurston Bridge Fund II, an affiliate of the Thurston Group, in the form of a note payable accruing interest at 10% per annum. This note is due on demand.

         Patrick J. Haynes, III and Robert T. Isham, Jr., directors of Qorus, are principals of the Thurston Group.

ITEM 8.  DESCRIPTION OF SECURITIES

         Under our articles of incorporation, we are authorized to issue up to 50,000,000 shares of common stock, par value $.001 per share, of which 11,353,596 shares were outstanding as of September 30, 1999. We are also authorized to issue up to 5,000,000 shares of preferred stock, par value $.01 per share of which no shares were issued and outstanding as of September 30, 1999.

Common Stock

         Each shareholder is entitled to one vote for each share of common stock owned of record. The holders of shares of common stock do not possess cumulative voting rights, which means that the holders of more than 50% of the outstanding shares voting for the election of directors can elect all of the directors, and in such event the holders of the remaining shares will be unable to elect any of our directors. Holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available at such times and in such amounts as our board of directors may determine. Upon our liquidation, dissolution, or winding up, the assets legally available for distribution to our shareholders will be distributed ratably among the holders of the shares outstanding at the time. Holders of our shares of common stock have no preemptive, conversion, or subscription rights, and our shares of common stock are not subject to redemption. All of our outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock

         Under our articles of incorporation, we are authorized to issue preferred stock with such designations, rights and preferences as our board of directors may from time to time determine. Accordingly, our board of directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of our stock. We could issue preferred stock as a method of discouraging, delaying or preventing a change of control of Qorus. Our board of directors has not created any series of preferred stock as of the date of this registration statement.

         There are no other provisions in our articles of incorporation or bylaws that would have an effect of delaying, deferring or preventing a change in control of Qorus.

                                    PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

         Our shares of common stock are traded over-the-counter and quoted on the OTCBB under the symbol "QRUS". Prior to May 17, 1999, our shares of common stock were traded under the symbol "GBLL". The reported high and low bid prices for the common stock as reported by the National Quotation Bureau, LLC are shown below for each quarter in the previous two fiscal years and for the first three quarters of 1999. The quotations reflect inter-dealer prices and do not include retail mark-ups, mark-downs or commissions. The prices do not necessarily reflect actual transactions.

                                                    Bid Price
                                                 --------------
                                                 High       Low
                                                 ----      ----
1997
     First Quarter                                N/A       N/A
     Second Quarter                               N/A       N/A
     Third Quarter                                N/A       N/A
     Fourth Quarter                               N/A       N/A

1998
     First Quarter                                N/A       N/A
     Second Quarter                               N/A       N/A
     Third Quarter (First available, August 5)    .01       .01
     Fourth Quarter                               .01       .01

1999
     First Quarter                                .01       .01
     Second Quarter (April 1 through May 14)      .10       .01
     Second Quarter (May 17 through June 30)     4.75      5.50
     (after the 1-for-3 stock split)
     Third Quarter                               6.50      5.00

         The last sale price of our common stock on September 30, 1999 was $5.375, as quoted on the OTCBB. As of September 30, 1999, there were 11,353,596 shares of common stock outstanding and 168 shareholders of record.

         Our transfer agent is Florida Atlantic Stock Transfer, Inc., 7130 Nob Hill Road, Tamarac, Florida 33321.

         We have never paid cash dividends on our common stock and we presently intend to retain future earnings, if any, to finance the expansion of our business. We do not anticipate that any cash dividends will be paid in the foreseeable future. Future dividend policy will depend on our earnings, capital requirements, expansion plans, financial condition and other relevant factors.

ITEM 2.  LEGAL PROCEEDINGS

         Not applicable.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         Not applicable.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

         In 1998, Qorus issued an aggregate of 37,833 shares of common stock (as adjusted for the 1-for-3 stock split in 1999) to the original investors in Qorus Florida upon the exercise of outstanding warrants. Each of the warrantholders represented that he was an "accredited investor" and was acquiring such shares for investment and not with a view to distributing such shares. A legend to such effect was placed on the certificates representing such shares, and appropriate "stop transfer" instructions were given to Qorus' transfer agent. The issuance of such shares was made without registration under the Securities Act in reliance on the exemption afforded by Section 4(2) under the Securities Act.

         On May 19, 1999, we entered into an Acquisition Agreement with the thirteen stockholders of Qorus Delaware pursuant to which we issued an aggregate of 5,332,334 shares of our common stock to them in exchange for 100% of the issued and outstanding common stock of Qorus Delaware. Each of such stockholders represented and warranted that it was an "accredited investor" and was acquiring such shares for investment and not with a view to distributing such shares. A legend to such effect was placed on the certificates representing such shares, and appropriate "stop transfer" instructions were given to Qorus' transfer agent. The issuance was made without registration under the Securities Act of 1933 in reliance upon the exemption from registration afforded by Section 4(2) under the Securities Act.

         On May 19, 1999, Qorus issued an aggregate of 3,896,231 shares of its common stock to thirty-two investors for a purchase price of $1.00 per share. Each of such investors was, at the time, a beneficial owner of shares of common stock of Qorus. Each of such investors also represented and warranted that such investor was an "accredited investor" and was acquiring the shares for investment and not with a view to distributing such shares. A legend to such effect was placed on the certificates representing such shares, and appropriate "stop transfer" instructions were given to Qorus' transfer agent. The issuance was made without registration under the Securities Act in reliance upon the exemption from registration afforded by Section 4(2) under the Securities Act.

         At various times between May 19, 1999, and September 30, 1999, Qorus granted options to purchase an aggregate of 1,425,000 shares of Qorus' common stock to Qorus' directors and officers pursuant to Qorus' 1999 stock option plan. Such options were granted in reliance upon the exemption provided in Rule 701 under the Securities Act.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The articles of incorporation and bylaws of Qorus provide that Qorus will indemnify, to the full extent and in the manner permitted under the laws of the State of Florida and any other applicable laws, any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he is or was a director or officer of this corporation or served any other enterprise as a director or officer at the request of this corporation. These rights of indemnification are not exclusive of any other rights to which any director or officer or his legal representative may be entitled.

                                    PART F/S


                   Index to Consolidated Financial Statements
                               of Qorus.Com, Inc.

Report of Certified Public Accountants                           F-1
Consolidated Balance Sheets                                      F-2
Consolidated Statements of Operations                            F-3
Consolidated Statements of Cash Flows                            F-4
Consolidated Statements of Changes in Shareholders' Equity       F-5
Notes to Consolidated Financial Statements                       F-6

                   [FAIRCLOTH & ASSOCIATES, P.A. LETTERHEAD]


               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To The Board of Directors
Golf Ball World, Inc.

We have audited the accompanying consolidated balance sheets of Golf Ball World, Inc. as of December 31, 1997 and 1998 and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Golf Ball World, Inc. as of December 31, 1997 and 1998 and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has not received significant revenue and has incurred losses since inception. Accordingly, there is substantial doubt about the Company's ability to continue as a going concern, unless additional funds are raised. The financial statements do not include adjustments that might result from the outcome of this uncertainty.



/s/ FAIRCLOTH & ASSOCIATES, P.A.


Tampa, Florida
February 15, 1999

                                 QORUS.COM, INC.
                           CONSOLIDATED BALANCE SHEETS


                                                                    June 30,              December 31,
                                                                      1999            1998           1997
                                                                   (Unaudited)
                                                                   -----------     ----------     ----------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                           $  287,939     $       11     $    1,750
Accounts Receivable                                                                                    1,475
Inventories                                                                                            4,469
Prepaid expenses                                                         8,970
                                                                   -----------     ----------     ----------
                    Total current assets                               296,909     $       11          7,694
                                                                   ===========     ==========     ==========

Property and equipment, net                                            234,013                         3,266
Notes receivable from related parties                                2,370,346
Investments                                                          1,000,000
Deposits and other assets                                               17,616                           230
                                                                   -----------     ----------     ----------
                    Total Assets                                    $3,918,885     $       11     $   11,190
                                                                   ===========     ==========     ==========


LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable                                                    $  770,983                    $    2,903
Accrued expenses                                                        40,830
Notes payable to related parties                                       500,000
Notes payable to shareholder                                                                          20,210
                                                                   -----------     ----------     ----------
                    Total current liabilities                        1,311,813              0         23,113
                                                                   -----------     ----------     ----------

SHAREHOLDERS' EQUITY
Common stock -- par value $.001; 50,000,000,                            11,353            221            217
   24,000,000 and 24,000,000 shares authorized and
   11,353,596, 2,211,033 and 2,173,333 issued and
   outstanding at June 30, 1999, December 31, 1998
   and 1997 respectively
Preferred stock -- par value $.01 at June 30, 1999;
   5,000,000 share authorized and no share issued
   and Outstanding.                                                          0
Paid-in capital                                                      4,093,501        208,410        108,528
Accumulated deficit                                                 (1,497,782)      (208,620)      (120,668)
                                                                   -----------     ----------     ----------
                    Total shareholders' equity                       2,607,072             11        (11,923)
                                                                   -----------     ----------     ----------

                    Total liabilities and shareholders' equity     $ 3,918,885     $       11     $   11,190
                                                                   ===========     ==========     ==========

                                 QORUS.COM, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS


                                                         June 30,               December 31,
                                                          1999             1998              1997
                                                       (Unaudited)
                                                       -----------      -----------      -----------

Revenues                                               $         0      $         0      $    32,994
Cost and expenses:
     Cost of sales                                                                            28,795
     Selling and administrative expenses                 1,267,519           40,770           44,746
     Depreciation                                            5,910                             2,917
                                                       -----------      -----------      -----------
          Total costs and expenses                       1,273,429           40,770           76,458
                                                       -----------      -----------      -----------

Loss from continuing operations                         (1,273,429)         (40,770)         (43,464)

Other income (expense), net                                (15,733)              --               --
Loss from discontinued operations                                           (47,182)

Net Loss                                               $(1,289,162)     $   (87,952)     $   (43,464)
                                                       ============     ===========      ===========

Basic loss per share:
     Continuing operations                                 (0.3429)         (0.0186)         (0.0201)

     Discontinued operations                                                (0.0231)
                                                       -----------      -----------      -----------

          Total basic loss per share                   $   (0.3429)     $   (0.0399)     $   (0.0201)
                                                       ============     ===========      ===========

                                 QORUS.COM, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                               June 30,               December 31,
                                                                 1999            1998              1997
                                                             (Unaudited)
                                                             -----------      -----------      -----------
Cash flows from operating activities
Net loss                                                     $(1,289,162)         (87,952)         (43,464)
Adjustments to reconcile net loss to net cash
     provided (used) by operations:
Depreciation and amortization expense                              5,910              933            2,917
Property and deposits of discontinued operations                                    2,563
Changes in operating assets and liabilities:
   Accounts receivable                                                --            1,475           (1,475)
   Inventories                                                        --            4,469            3,619
   Prepaid expenses                                               (8,970)
   Deposits and other assets                                     (17,616)
   Accounts payable                                              770,982           (2,903)          (6,046)
   Accrued expenses                                               40,830
   Other liabilities                                                  --
                                                             -----------      -----------      -----------
      Net cash provided (used) by operating activities           785,227           3,041            (3,902)
                                                             -----------      -----------      -----------

INVESTING ACTIVITIES:
   Purchase of property and equipment                           (239,923)
   Purchase of investments                                    (1,000,000)
   Issuance of notes receivable                               (2,370,346)                           14,000
                                                             -----------      -----------      -----------
      Net cash provided (used) by investing activities        (3,610,270)              --           14,000
                                                             -----------      -----------      -----------


FINANCING ACTIVITIES:
   Borrowings from notes payable                                 500,000                            11,956
   Proceeds from issuance of common stock, net                 3,896,223           28,275
   Contribution to capital                                                         51,401           19,326
                                                             -----------      -----------      -----------
      Net cash provided by financing activities                4,396,223           79,676           31,282
                                                             -----------      -----------      -----------

      Net increase (decrease) in cash & cash equivalents     $   287,928      $    (1,739)     $       833

Cash & cash equivalents, beginning of period
                                                                      11            1,750              917
                                                             -----------      -----------      -----------

Cash & cash equivalents, end of period                       $   287,939      $        11      $     1,750
                                                             ===========      ===========      ===========

                                 QORUS.COM, INC.
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY



                                                                                                              Total
                                          Shares           Common          Paid-in-       Accumulated     Shareholders'
                                       Outstanding         Stock           Capital          Deficit      Equity (Deficit)
                                       -----------      -----------      -----------      -----------    ----------------
BALANCE, JANUARY 1, 1997                 6,520,000      $       652      $    88,767      $   (77,204)     $    12,215

Additional Capital contributed                                                19,326                            19,326

Net loss                                                                                      (43,464)         (43,464)
                                       -----------      -----------      -----------      -----------      -----------

BALANCE, DECEMBER 31, 1997               6,520,000              652          108,093         (120,668)         (11,923)

Issuance of common stock                   113,100               11           28,264                            28,275

Additional Capital contributed                                                71,611                            71,611

Net loss
                                                                                              (87,952)         (87,952)
                                       -----------      -----------      -----------      -----------      -----------

BALANCE, DEMCEMBER 31, 1998              6,633,100              663          207,968         (208,620)              11

One-for-three reverse stock split       (4,422,038)            (442)             442

Shares retired                             (86,031)              (9)               9

Change in par value                                           1,913           (1,913)

Shares issued to acquire Qorus.com       5,332,334            5,332           (5,332)


Issuance of common stock                 3,896,231            3,896        3,892,327                         3,896,223

Net loss                                                                                   (1,289,162)      (1,276,662)
                                       -----------      -----------      -----------      -----------      -----------

BALANCE, JUNE 30, 1999                  11,353,596      $    11,353      $ 4,093,501      $(1,497,782)     $ 2,607,072
                                       ===========      ===========      ===========      ===========      ===========

                                 QORUS.COM, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.   THE COMPANY

     Qorus.com, Inc., a Florida corporation ("Company" or "Qorus"), provides value-added Internet based communications solutions using a ubiquitous Internet based services platform to offer a variety of solutions targeted at the convergence of the internet and telecommunications.

     The Company was incorporated on January 23, 1991 as "Speak Up America Association, Inc." On December 22, 1995 a shareholder contributed 100% of the common stock of Golf Balls N' Golf Balls, Inc. to the Company and the Company changed its name to "Golf Ball World, Inc." The Company operated through December 30, 1998, at which time the Company distributed 100% of the common stock of Golf Balls N' Golf Balls, Inc. to its shareholders as a dividend.

     On May 4, 1999 the Company's board of directors adopted a resolution to amend the articles of incorporation and change the name of the corporation to "Qorus.com, Inc." On May 19, 1999 the Company acquired 100% of the common stock of Qorus.com, Inc., a Delaware corporation, in exchange for 5,332,334 shares of the Company's common stock.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements for the six months ended June 30, 1999 include the accounts of Qorus.com and its wholly-owned subsidiary, Qorus.com, Inc., a Delaware corporation. All significant intercompany accounts and transactions have been eliminated.


     The consolidated financial statements for the years ended December 31, 1998 and 1997 include the accounts of Golf Ball World, Inc. and its wholly-owned subsidiary, Golf Balls N' Golf Balls, Inc. All significant intercompany accounts and transactions have been eliminated.


     CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.


     CONCENTRATIONS OF CREDIT RISK

     Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of temporary cash investments. The Company places its temporary cash investments in certificates of deposit and with high-quality financial institutions. At June 30, 1999, substantially all cash and cash equivalents were on deposit with two financial institutions.

     INVENTORIES

     Inventories at December 31, 1997, consisted of golf balls and are stated at lower of cost or market.

     PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, which range from two to five years. During the six months ended June 30, 1999, depreciation expense totaled $5,910. Leasehold improvements are amortized over the shorter of the useful life of the asset or the term of the related lease. Property and equipment at June 30, 1999 consists of:

                  Furniture and fixtures                      $      3,504
                  Office equipment                                  14,440
                  Production equipment                             212,257
                  Leasehold improvements                             9,722
                                                              ------------
                  Total                                            239,923
                  Less accumulated depreciation                     (5,910)
                                                              ------------
                  Net property and equipment                       234,013

    FAIR VALUE OF FINANCIAL INSTRUMENTS

    The Company has financial instruments consisting of cash equivalents, investments, receivables (including those from related parties), accounts and notes payable. The carrying value of the Company's financial instruments, based on current market and other indicators, approximate their fair value.

    NET LOSS PER SHARE

    The Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share" that established standards for the computation, presentation and disclosure of earnings per share ("EPS"), replacing the presentation of Primary EPS with a presentation of Basic EPS. It also requires dual presentation of Basic EPS and Diluted EPS on the face of the income statement for entities with complex capital structures. Basic EPS is based on the weighted average number of common shares outstanding during the period, which totaled 3,759,863 for the period ended June 30, 1998.


    COMPREHENSIVE INCOME

    The only component of comprehensive income the Company has is net income.


    USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Ultimate results could differ from those estimates.


    THE COMPANY AS A GOING CONCERN

    The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern. However, the Company has not received significant revenues and has incurred significant expenses in developing its product and strategic relationships.



3.  NOTE RECEIVABLE FROM A RELATED PARTY

    The note receivable amounting to $2,370,346 accrues interest at 10% per annum and is due from NetDox, Inc., a related party. NetDox, Inc. and Qorus.com, Inc. are entities under the common control of Thurston Group. On July 15, 1999 the Company forgave $2,100,000 of indebtedness owed to the Company by NetDox in partial consideration of NetDox's sale of certain assets to the Company. See description of the purchase transaction in note 10 below.


4.  INVESTMENT

    The Company has an investment in Tornado Development, Inc. amounting to $1,000,000. The investment relates to a note receivable which converted to shares based on condition (A) of the Note which states, "that the outstanding principal and any unpaid accrued interest shall automatically convert on the earlier of (A) the closing of a financing transaction or series of related transactions in which Tornado Development, Inc. receives gross proceeds of $1,000,000 or more, or such lesser amount equal to the amount advanced under this note." During the six months ended June 30, 1999 the note was converted to 127,344 shares of Tornado's series B preferred stock.


 5. SHAREHOLDERS' EQUITY

    The Company is authorized to issue up to 50,000,000 shares of common stock, $.001 par value, and 5,000,000 shares of preferred stock, $.01 par value, to be divided into such classes or series as the board of directors may determine.

    During the year ended December 31, 1998 certain warrants were exercised at $.25 per share for 113,100 pre-split shares of the Company's common stock. During the year ended December 31, 1997, the Company's founding directors contributed $19,326 to the Company for working capital.

    1999 STOCK OPTION PLAN

    The Company's board of directors adopted the 1999 Stock Option Plan (the "Plan") whereby directors, officers, employees and consultants may receive option grants as additional incentive to contribute to the success of the Company.

    Under the Plan, an aggregate of 2,000,000 shares of common stock has been reserved for issuance pursuant to options ("Plan Options"). The Plan is administered by the Company's board of directors or a committee of the board of directors who's responsibilities include, without limitation, the selection of persons who will be granted Plan Options under the Plan, the type of Plan Options to be granted, the number of shares subject to each Plan Option and the Plan Option price.

    Plan Options granted under the Plan may either be options qualifying as incentive stock options ("Incentive Options") under Section 422 of the Internal Revenue Code of 1986, as amended, or options that do not qualify (Non-qualified Options"). Any Incentive Option granted under the Plan must provide for an exercise price of not less than 100% of the fair market value of the underlying shares on the date of such grant, but the exercise price of any Incentive Option granted to an eligible employee owning more than 10% of the Company's common stock must be at least 110% of the fair market value as determined on the date of grant. The term of each Plan Option and the manner in which it may be exercised is determined by the Company's board of directors or the Committee, provided that no Plan Option may be exercisable more than 10 years after the date of its grant and, in the case of an Incentive Option granted to an eligible employee owning more than 10% of the Company's common stock, no more than five years after the date of grant. The exercise price of Non-qualified Options shall be determined by the Company's board of directors or the Committee. The per share purchase price of shares subject to Plan Options granted under the Plan may be adjusted in the event of certain changes in the Company's capitalization, but any such adjustment shall not change the total purchase price payable upon the exercise in full of Plan Options granted under the Plan. The Plan provides that officers, director, key employees and consultants of the Company or any of its subsidiary companies will be eligible to receive Non-qualified Options under the Plan. Only employees are eligible to receive Incentive Options. Recipients of Plan Options may not assign or transfer such Plan Options except by will or by the laws of decent and distribution. During the lifetime of the optionee, an option may be exercised only by such optionee. If an optionee's employment is terminated for any reason, other than death or disability or termination for cause, or if an optionee is not an employee but is a member of the Company's board of directors and his service as a director is terminated for any reason, other than death or disability, the Plan Option granted to him shall lapse to the extent unexercised on the earlier of the expiration date or from 30 days to 5 years following the date of termination. If the optionee dies during the term of his employment, the Plan Option granted to him shall lapse to the extent unexercised on the earlier of the expiration date of the Plan Option or the date from 30 days to one year following the date of the optionee's death. If the optionee is disabled, the Plan Option granted to him lapses to the extent unexercised on the earlier of the expiration date of the Plan Option or the date from 30 days to one year following the date of the disability.

    At June 30, 1999, 1,425,000 Plan Options exercisable at $1.00 per share have been granted, 800,000 of which are immediately exercisable and 625,000 of which vest over a three year period from date of grant (1/6 of the total amount each six months).


6.   NOTE PAYABLE TO RELATED PARTY

     The Company had a note payable at June 30, 1999 due to Thurston Bridge Fund II, a related party, which accrues interest at 10% per annum and is due on demand. The Company had a note payable at December 31, 1997 due to a shareholder which accrues interest at 8.5% per annum and is due on demand. All interest accrued on the note to the stockholder through December 31, 1997 was waived.


7.   RELATED-PARTY TRANSACTIONS

     The Company has a note receivable from a related party. See note 3 above for a more detailed description.

     During the six months ended June 30, 1999 the Company has compensated the Thurston Group, a related party, for professional services in the amount of $156,376 which related to the acquisition of funding and certain other investment activity.

     The Company has a note payable in the amount of $500,000 due to Thurston Bridge Fund II, a related party, which accrues interest at 10% per annum and is due on demand.

8.   COMMITMENTS AND CONTINGENCIES

     The Company leases its office facilities in two locations in California. Lease terms are from one to three years and expire through June 15, 2002. Rent expense from operating leases totaled $973 for the six months ended June 30, 1999. Future minimum payments under operating leases are as follows:

                           1999      $  28,124
                           2000         49,437
                           2001         44,572
                           2002         24,143
                                     ---------
                           Total     $ 146,276


9.   INCOME TAXES

     The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes", which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for temporary differences between the financial statement basis and the income tax basis of assets and liabilities that will result in taxable or deductible amounts in the future. Such deferred income tax computations are based on enacted tax laws and rates applicable to the years in which the differences are expected to affect taxable income. A valuation allowance is established when necessary to reduce deferred income tax assets to the amounts expected to be realized.


10.  SUBSEQUENT EVENTS

     On July 15, 1999 the Company acquired certain assets from NetDox, Inc. totaling $5,042,200. As consideration for the assets acquired, the Company forgave a portion of a promissory note due from NetDox (see note receivable due from related party) and assumed a note payable to a bank in the amount of $2,942,200. The note accrues interest at 10% per annum and is due August 31, 2000. A summary of the assets acquired from NetDox follows:

                  Machinery and equipment           $ 1,500,000
                  Brand Name                            300,000
                  Customer lists                      1,000,000
                  Goodwill                            2,242,200
                                                    -----------
                  Total                             $ 5,042,200
                                                    ===========

                                    PART III

ITEM 1.     INDEX TO EXHIBITS

             Exhibit Number              Description of Exhibit         Page No.
             --------------              ----------------------         --------

                  2.1                 Articles of Incorporation

                  2.2                 Bylaws

                  3.1                 Form of Common Stock Certificate
                                      of Qorus.com, Inc.

                  6.1                 1999 Stock Option Plan of
                                      Qorus.com, Inc.

                  6.2                 Acquisition Agreement between
                                      Golf Ball World, Inc., a Florida
                                      corporation, and the stockholders
                                      of Qorus.com, Inc., a Delaware
                                      corporation

                  6.3                 Employment Agreement dated May
                                      24, 1999, between Qorus.com,
                                      Inc., a Delaware corporation and
                                      Michael Sohn

                  8.1                 Acquisition Agreement between
                                      Golf Ball World, Inc., a Florida
                                      corporation, and the stockholders
                                      of Qorus.com. Inc., a Delaware
                                      corporation (filed as Exhibit 6.2
                                      hereto)

ITEM 2.     DESCRIPTION OF EXHIBITS

            See Item 1, above.





                                     III-1

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        QORUS.COM, INC.



                                        By:    /s/ Michael Sohn
                                           -------------------------------------
                                               Michael Sohn
                                               Chief Executive Officer




                                     III-2

                               INDEX TO EXHIBITS


             Exhibit
             Number              Description
             -------             -----------
               2.1               Articles of Incorporation

               2.2               Bylaws

               3.1               Form of Common Stock Certificate of
                                 Qorus.com, Inc.

               6.1               1999 Stock Option Plan of Qorus.com, Inc.

               6.2               Acquisition Agreement between
                                 Golf Ball World, Inc., a Florida
                                 corporation, and the stockholders
                                 of Qorus.com, Inc., a Delaware
                                 corporation

               6.3               Employment Agreement dated May
                                 24, 1999, between Qorus.com,
                                 Inc., a Delaware corporation and
                                 Michael Sohn

               8.1               Acquisition Agreement between
                                 Golf Ball World, Inc., a Florida
                                 corporation, and the stockholders
                                 of Qorus.com. Inc., a Delaware
                                 corporation (filed as Exhibit 6.2
                                 hereto)